Exhibit 99.1

A RECORD THIRD QUARTER

•	Total shipments reached 1,978 units, up 29 units (+1.5%)

•	Net revenues grew 8.3% (+7.9% at constant currencies) to Euro 783 million

•	Adjusted EBITDA(1) of Euro 234 million, margin now at 30%

•	Adjusted EBIT(1) of Euro 172 million, 260 bps margin increase to 22%

•	Net profit up 20% to Euro 113 million

•	Net industrial debt(1) reduced to Euro 585 million, better than June 2016

For the nine months ended				(In Euro million	For the three months ended
September 30,				unless otherwise stated)	September 30,
2016	2015	Change			2016	2015	Change
6,074	5,643	431	8%	Shipments (in units)	1,978	1,949	29	1%
2,269	2,110	159	8%	Net revenues	783	723	60	8%
619	562	57	10%	EBITDA(1)	234	214	20	9%
629	567	62	11%	Adjusted EBITDA(1)	234	213	21	10%
439	359	80	22%	EBIT	172	141	31	22%
449	364	85	23%	Adjusted EBIT(1)	172	140	32	23%
288	235	53	23%	Net profit	113	94	19	20%
295	239	56	23%	Adjusted net profit(1)	113	94	19	20%
1.52	1.24	0.28	23%	Earnings per share (in Euro )	0.59	0.50	0.09	18%
1.56	1.26	0.30	24%	Adjusted earnings per share(1) (in Euro )	0.59	0.50	0.09	18%

Sept. 30,	Dec. 31,	Change		(Euro million)	Sept. 30,	Jun. 30,	Change
2016	2015				2016	2016
(585)	(797)	212		Net industrial debt(1)	(585)	(763)	178

Outlook Revised Upward(2)
_______________________________________________________________________________________________________________________________________
The Group revised its 2016 guidance upwards as follows:
•Shipments: ~8,000 units including supercars
•Net revenues: >Euro 3 billion
•Adjusted EBITDA: ~Euro 850 million (up from ≥Euro 800 million)
•Net industrial debt(3): <Euro 700 million (down from ≤Euro 730 million)

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1 Refer to specific note on Non-GAAP financial measures
2 Assuming FX consistent with current market conditions
3 Including an ordinary cash distribution to the holders of common shares

Maranello (Italy), November 7th, 2016 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(4) for the third quarter and nine months ended September 30, 2016.

Shipments

For the nine months ended				Shipments(5)	For the three months ended
September 30,				(units)	September 30,
2016	2015	Change			2016	2015	Change
2,762	2,413	349	14%	EMEA	859	815	44	5%
1,998	1,969	29	1%	Americas	701	682	19	3%
496	418	78	19%	Greater China	180	157	23	15%
818	843	(25)	(3%)	Rest of APAC	238	295	(57)	(19%)
6,074	5,643	431	8%	Total Shipments	1,978	1,949	29	1%

Shipments totaled 1,978 units in Q3 2016, up 29 units from previous year, a solid performance on top of an outstanding Q3 2015 which grew by 21% vs. Q3 2014. This achievement was driven by a 15% increase in sales of our 12 cylinder models (V12), led by the success of the F12tdf, first deliveries of the GTC4Lusso and the newly launched LaFerrari Aperta. Shipments of the 8 cylinder models (V8) were substantially in line with the prior year.

The EMEA(5), Americas(5) and Greater China(5) regions experienced a sound year-on-year growth with shipments increasing respectively by +5%, +3% and +15%, whereas Rest of APAC(5) decreased by 57 units affected by logistic delays caused by one of our shipment carriers.

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4 These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
5EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Rest of EMEA (includes Africa and the other European markets not separately identified); Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Greater China includes: China, Hong Kong and Taiwan; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia and South Korea.

Total net revenues

For the nine months ended				(Euro million)	For the three months ended
September 30,					September 30,
2016	2015	Change			2016	2015	Change
1,607	1,545	62	4%	Cars and spare parts(6)	537	537	-	0%
225	172	53	31%	Engines(7)	97	51	46	92%
360	322	38	12%	Sponsorship, commercial and brand(8)	125	110	15	14%
77	71	6	9%	Other(9)	24	25	(1)	(4%)
2,269	2,110	159	8%	Total net revenues	783	723	60	8%

Net revenues for Q3 2016 were Euro 783 million, an increase of Euro 60 million or 8.3% (+7.9% at constant currencies) from Q3 2015. Revenues in Cars and spare parts(6) (Euro 537 million) were in line with prior year led by higher volumes of the 488 GTB, the 488 Spider, the F12tdf, first deliveries of the newly launched models GTC4Lusso and LaFerrari Aperta, along with higher contribution from personalization. This was offset by LaFerrari, that finished its limited series run, and logistic delays caused by one of our shipment carriers in the Rest of APAC region. Engines(7) revenues (Euro 97 million, +92%) showed a significant increase mainly due to strong sales to Maserati and higher rental revenues from other Formula 1 Teams. Sponsorship, commercial and brand(8) (Euro 125 million, +14%) was up mostly due to better 2015 championship ranking compared to 2014, higher sponsorship revenues and positive contribution from brand related activities.

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6Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts
7Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams
8Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income
9Primarily includes interest income generated by the Ferrari Financial Services group and net revenues from the management of the Mugello racetrack

Adjusted EBITDA(1) and Adjusted EBIT(1)

For the nine months ended				(Euro million)	For the three months ended
September 30,					September 30,
2016	2015	Change			2016	2015	Change
629	567	62	11%	Adjusted EBITDA(1)	234	213	21	10%
27.8%	26.9%	+90bps		Adjusted EBITDA margin	30.0%	29.5%	+50bps
449	364	85	23%	Adjusted EBIT(1)	172	140	32	23%
19.8%	17.3%	+250bps		Adjusted EBIT margin	22.0%	19.4%	+260bps

Adjusted EBIT(1) was Euro 172 million, up Euro 32 million (+23%) from Q3 2015 as a result of higher volumes (Euro 15 million), thanks to the 488 family, the F12tdf and first deliveries of the GTC4Lusso as well as a positive margin contribution from our personalization programs, partially offset by the 458 family and the FF phase-out. Mix was negatively impacted (Euro -12 million) by LaFerrari, that finished its limited series run, partially offset by the newly launched LaFerrari Aperta and higher sales of V12 vs. V8 mainly thanks to the F12tdf. Research and development costs and industrial costs were in line with prior year. SG&A increased (Euro -3 million) mostly due to new model launches and costs incurred in connection with the new directly operated stores. FX, excluding hedges, had a negative impact (Euro -3 million) on transaction exchange rate mainly due to GBP partially offset by JPY. Continuous positive contribution from other supporting activities (Euro 9 million).

Tax rate dropped to 29.8% in Q3 2016 from 33.8% in Q3 2015, mainly due to the Italian Government’s decision to reduce the nominal tax rate to 24% from 27.5% by 2017.

As a result of the items described above, net profit for Q3 2016 was Euro 113 million, up Euro 19 million (+20%).

Industrial free cash flow(1) for the three months ended September 30, 2016 was Euro 178 million, primarily driven by a strong increase in cash flow from operating activities, including a positive change from advances on the newly launched LaFerrari Aperta and increased tax liabilities, partially offset by capex and negative working capital due to seasonality.
Q3 2015 industrial free cash flow(1) included Euro 37 million one-time cash inflow from the sale of investment properties to Maserati. Q4 2016 will bear the second 2016 tax advance and full year 2015 tax balance payments for a total of approx. Euro 200 million.

Net industrial debt(1) at September 30, 2016 was Euro 585 million, better than Euro 763 million at June 30, 2016.

In September the Company decided to partially prepay Euro 300 million out of the Euro 1,500 million term loan provided by a syndicate of banks in 2015.

The GTC4Lusso T
On September 29th, 2016 Ferrari unveiled at the Mondial de l’Automobile in Paris the GTC4Lusso T, the first full four-seater of the Prancing Horse powered by the latest evolution of the V8 turbo engine family that received the “International Engine of the Year Award 2016”. The GTC4Lusso T maintains the same innovative take on the shooting brake coupé as the V12 version and it is aimed at drivers seeking a car that is sporty and versatile, as well as perfect for driving on a daily basis.

70 unique liveries to celebrate the 70th anniversary
As part of the program of special initiatives to celebrate in 2017 the 70th anniversary of its foundation, Ferrari has used its Tailor Made experience to design 70 liveries inspired by the most iconic models from its history, each created just once for every of the five cars in the current range. The 350 unique vehicles are distinguished by the commemorative logo of the 70th anniversary along with an ID plate with the name of the model that inspired it.

Subsequent Events
On October 20th, 2016, Ferrari Financial Services Inc., indirectly wholly owned subsidiary of Ferrari N.V., performed a revolving securitization program for funding of up to USD 200 million by pledging leasing financial receivables in the United States of America as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 70 basis points.
Proceeds from the first sale of financial receivables were USD 175 million and were used to repay in October unsecured funding of USD 150 million.

Today, Ferrari and FCA Bank finalized agreement to provide financial services in Europe. FCA Bank has acquired a majority stake in Ferrari Financial Services GmbH for a total purchase price of Euro 18.6 million upon consummation of the share purchase agreement entered into by the parties earlier this year. As a result of the funding being directly provided by FCA Bank, which will be the consolidating entity, Ferrari N.V. will receive Euro 432 million.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 224 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This document, and in particular the section entitled “2016 Outlook”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of Ferrari’s Formula 1 racing team and the expenses the Group incurs for Formula 1 activities; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; the Group’s low volume strategy; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; changes in client preferences and automotive trends; changes in the general economic environment and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; the impact of increasingly stringent fuel economy, emission and safety standards; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in emerging market countries; competition in the luxury performance automobile industry; reliance upon a number of key members of executive management and employees; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; product recalls, liability claims and product warranties; exchange rate fluctuations, interest rate changes, credit risk and other market risks; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders and other factors discussed elsewhere in this document.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949137
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Non-GAAP financial measures
Operations are monitored through the use of various Non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.

Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.

We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

Certain totals in the tables included in this document may not add due to rounding.

EBITDA is defined as net profit before income tax expense, net financial expenses/(income) and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the nine months ended			(Euro million)	For the three months ended
September 30,				September 30,
2016	2015	Change		2016	2015	Change
288	235	53	Net profit	113	94	19
126	119	7	Income tax expense	48	48	0
25	5	20	Net financial expenses / (income)	11	(1)	12
180	203	(23)	Amortization and depreciation	62	73	(11)
619	562	57	EBITDA	234	214	20

For the nine months ended			(Euro million)	For the three months ended
September 30,				September 30,
2016	2015	Change		2016	2015	Change
619	562	57	EBITDA	234	214	20
-	5	(5)	(Income) and expenses incurred in connection with our IPO and separation	-	(1)	1
10	-	10	Charges for Takata airbag inflator recalls	-	-	-
629	567	62	Adjusted EBITDA	234	213	21

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the nine months ended			(Euro million)	For the three months ended
September 30,				September 30,
2016	2015	Change		2016	2015	Change
439	359	80	EBIT	172	141	31
-	5	(5)	(Income) and expenses incurred in connection with our IPO and separation	-	(1)	1
10	-	10	Charges for Takata airbag inflator recalls	-	-	-
449	364	85	Adjusted EBIT	172	140	32

Adjusted net profit represents net profit as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the nine months ended			(Euro million)	For the three months ended
September 30,				September 30,
2016	2015	Change		2016	2015	Change
288	235	53	Net profit	113	94	19
-	4	(4)	(Income) and expenses incurred in connection with our IPO and separation (net of tax effect)	-	-	-
7	-	7	Charges for Takata airbag inflator recalls (net of tax effect)	-	-	-
295	239	56	Adjusted net profit	113	94	19

Adjusted EPS represents EPS as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the nine months ended			(Euro per common share)	For the three months ended
September 30,				September 30,
2016	2015	Change		2016	2015	Change
1.52	1.24	0.28	EPS	0.59	0.50	0.09
-	0.02	(0.02)	(Income) and expenses incurred in connection with our IPO and separation (net of tax effect)	-	-	-
0.04	-	0.04	Charges for Takata airbag inflator recalls (net of tax effect)	-	-	-
1.56	1.26	0.30	Adjusted EPS	0.59	0.50	0.09

Net Industrial Debt: defined as total Net Debt excluding the funded portion of the self-liquidating financial receivables portfolio, is the primary measure to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position.

(Euro million)	Sept. 30,	Jun. 30,	Mar. 31,	Dec. 31,
	2016	2016	2016	2015
Net industrial debt	(585)	(763)	(782)	(797)
Funded portion of the self-liquidating financial receivables portfolio	1,132	1,135	1,097	1,141
Net debt	(1,717)	(1,898)	(1,879)	(1,938)
Financial liabilities with FCA Group	-	-	-	(3)
Deposits in FCA Group cash management pools	-	-	-	139
Cash and cash equivalents	482	585	563	183
Gross debt	(2,199)	(2,483)	(2,442)	(2,257)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash flow is defined as net cash generated from operations less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the in the self-liquidating financial receivables portfolio.

For the nine months ended		(Euro million)	For the three months ended
September 30,			September 30,
2016	2015		2016	2015
566	534	Cash flow from operating activities	250	118
(232)	(196)	Cash flows used in investing activities	(75)	(44)
334	338	Free Cash Flow	175	74
17	78	Change in the self-liquidating financial receivables portfolio	3	18
351	416	Free Cash Flow from Industrial Activities(10)	178	92

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10Industrial free cash flow included in Q3 2015 €37 million one-time cash inflow from the sale of investment properties to Maserati and in 9M 2015 Euro 160 million one-time cash in-flow related to the reimbursement by Maserati of its inventory in China as well as the Q3 2015 one-time previously mentioned.

On November 7th, 2016, at 3p.m. CET, management will hold a conference call to present the Q3 2016 and 9M 2016 results to financial analysts and institutional investors. The call can be followed live and a recording will subsequently be available on the Group website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number:
64060977